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SEC FILE NUMBER
8-34176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allied Millennial Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Three World Financial Center, 200 Vesey Street 24th floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Abbruzzese	516-858-4766	emily@myampny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

3325 N. St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Parmigiani _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allied Millennial Partners, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

Alyssa Dawn Giacobbe
Notary Public, State of NY
No. 01GI6312677
Qualified in Nassau County
Comm Exp Oct 6, 2026

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Report of Independent Registered Public Accounting Firm and
Statement of Financial Condition
December 31, 2024

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Contents
December 31, 2024

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-6



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Allied Millennial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allied Millennial Partners, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 31, 2025

325 North Saint Paul St.
Suite 3100
Dallas, Texas 75201
214.738.1998

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Statement of Financial Condition
December 31, 2024

Assets	
Cash and cash equivalents	$ 72,315
Receivable from clearing organizations	26,407
Deposit with clearing organization	98,378
Prepaids and other assets	67,622
Total assets	$ 264,722
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 88,852
Total liabilities	88,852
Commitments and Contingencies	
Member's Equity	175,870
Total liabilities and member's equity	$ 264,722

See accompanying notes to the statement of financial condition.

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2024

1. **Organization and Summary of Significant Accounting Policies**

    Allied Millennial Partners, LLC. (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in private placements and the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of placement agent fees, commissions earned from executing trades on behalf of customers and insurance products such as variable annuities.

    The Company is incorporated in the state of New York. The Company is a wholly owned subsidiary of JPED Holdings, LLC, (the "Parent"). The Company is registered to conduct business in all 50 states, the District of Columbia and Puerto Rico and commenced operations as a broker-dealer on July 22, 1985. The Company previously operated under the name of EJ Sterling, LLC.

    Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and cash equivalents

    The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

    Financial Instruments
    The Company's financial instruments include cash, receivable from clearing organization, commissions receivable, non-clearing broker and commissions payable for which carrying values approximate fair values due to the short maturities of those instruments.

    Receivables from clearing organizations
    The Company maintains a brokerage account with two clearing organizations through which all trading transactions are cleared. The receivables and certain cash deposits owned are with the same organizations. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

    Subsequent Events
    The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 31, 2025, the date of the filing of this report. There have been no

material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Income Taxes
The Company follows the provisions of the Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC", as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2024.

Income taxes have not been provided for because the partnership income or loss and credits are passed through to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

The Company files a U.S. federal income tax return and state income tax return in New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2021 are subject to examination by the relevant taxing authorities.

Property and Equipment
Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 5-7 years.

Off-balance sheet risk
In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2024, the Company was not exposed to such risk.

Concentration of credit risk
The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2024, the Company was not exposed to such risk.

Recent Accounting Pronouncement
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company's operations

constitute a single operating segment and, therefore, a single reportable segment as defined by Accounting Standards Codification 280, as it conducts its business activities and reports financial results using information of the Company as a whole. The Chief Executive Officer of the Company serves as Chief Operating Decision Maker, in making decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the significant income and expenses of the segment reported in the accompanying statement of operations.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $104,726, which was $98,803 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. Receivables from clearing organizations

The receivable balance from the clearing organizations has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required. At December 31, 2024, the Company had receivables from its clearing organizations of $26,407.

4. Deposit with clearing organization

One of the Company's clearing organizations is StoneX Financial, Inc. The agreement between the Company and the clearing organization requires that the Company maintain a collateral deposit of $97,000. The collateral deposit balance as of December 31, 202 is $98,378.

5. Property and equipment

Property and equipment as of December 31, 2024 consist of the following:

Computer equipment and software	$	6,144
		6,144
Less: accumulated depreciation and amortization		6,144
Net property and equipment	$	-

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2024

6. **Commitments and contingencies**

    Operating lease

    The Company is obligated under a non-cancelable operating lease for its office facilities in New York, expiring in November 2025. As of December 31, 2024, the approximate future minimum lease payments under the non-cancelable lease are as follows:

Years ending December 31,	
2025	92,125
Total contractual future minimum lease payments	$ 92,125

    Contingencies

    During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. At December 31, 2024, the Company does not believe that these matters will have an adverse effect on the Company's financial position.